TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the period ended

June 30, 2019

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first quarter ended June 30, 2019

Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 67 thousand units, or 3.0%, to 2,303 thousand units in FY2020 first quarter (the three months ended June 30, 2019) compared with FY2019 first quarter (the three months ended June 30, 2018). Vehicle unit sales in Japan increased by 45 thousand units, or 8.8%, to 555 thousand units in FY2020 first quarter compared with FY2019 first quarter. Overseas vehicle unit sales increased by 22 thousand units, or 1.3%, to 1,748 thousand units in FY2020 first quarter compared with FY2019 first quarter.

The results of operations for FY2020 first quarter were as follows:

Net revenues	7,646.0 billion yen	(an increase of 283.3 billion yen or 3.8% compared with FY2019 first quarter)

Operating income	741.9 billion yen	(an increase of 59.2 billion yen or 8.7% compared with FY2019 first quarter)

Income before income taxes and equity in earnings of affiliated companies	841.7 billion yen	(an increase of 27.8 billion yen or 3.4% compared with FY2019 first quarter)

Net income attributable to Toyota Motor Corporation	682.9 billion yen	(an increase of 25.6 billion yen or 3.9% compared with FY2019 first quarter)

The changes in operating income and loss were as follows:

Marketing efforts	an increase of 80.0 billion yen

Effects of changes in exchange rates	an increase of 20.0 billion yen

Cost reduction efforts	an increase of 15.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 75.0 billion yen

Other	an increase of 19.2 billion yen

Segment Operating Results

(i)	Automotive:

Net revenues for the automotive operations increased by 247.4 billion yen, or 3.7%, to 6,880.9 billion yen in FY2020 first quarter compared with FY2019 first quarter, and operating income increased by 18.9 billion yen, or 3.1%, to 621.4 billion yen in FY2020 first quarter compared with FY2019 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	Financial services:

Net revenues for the financial services operations increased by 30.8 billion yen, or 6.0%, to 547.7 billion yen in FY2020 first quarter compared with FY2019 first quarter, and operating income increased by 34.6 billion yen, or 47.1%, to 108.2 billion yen in FY2020 first quarter compared with FY2019 first quarter. The increase in operating income was mainly due to the decrease in expenses related to residual value losses and the increase in financing volume, in sales finance subsidiaries.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

For the first quarter ended June 30, 2019

(iii)	All other:

Net revenues for all other businesses increased by 12.5 billion yen, or 3.5%, to 370.6 billion yen in FY2020 first quarter compared with FY2019 first quarter, and operating income increased by 2.3 billion yen, or 20.2%, to 13.7 billion yen in FY2020 first quarter compared with FY2019 first quarter.

Geographic Information

(i)	Japan:

Net revenues in Japan increased by 313.0 billion yen, or 8.1%, to 4,178.5 billion yen in FY2020 first quarter compared with FY2019 first quarter, and operating income increased by 40.8 billion yen, or 10.3%, to 436.8 billion yen in FY2020 first quarter compared with FY2019 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(ii)	North America:

Net revenues in North America increased by 42.4 billion yen, or 1.5%, to 2,833.5 billion yen in FY2020 first quarter compared with FY2019 first quarter, and operating income increased by 55.4 billion yen, or 87.2%, to 118.9 billion yen in FY2020 first quarter compared with FY2019 first quarter. The increase in operating income was mainly due to the decrease in expenses and expense reduction efforts, as well as the decrease in expenses related to residual value losses.

(iii)	Europe:

Net revenues in Europe increased by 76.2 billion yen, or 9.7%, to 862.1 billion yen in FY2020 first quarter compared with FY2019 first quarter, and operating income increased by 14.7 billion yen, or 63.7%, to 37.7 billion yen in FY2020 first quarter compared with FY2019 first quarter. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

(iv)	Asia:

Net revenues in Asia decreased by 1.9 billion yen, or 0.1%, to 1,314.3 billion yen in FY2020 first quarter compared with FY2019 first quarter, and operating income decreased by 35.3 billion yen, or 24.2%, to 110.9 billion yen in FY2020 first quarter compared with FY2019 first quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 48.4 billion yen, or 8.1%, to 550.0 billion yen in FY2020 first quarter compared with FY2019 first quarter, and operating income decreased by 20.4 billion yen, or 47.2%, to 22.8 billion yen in FY2020 first quarter compared with FY2019 first quarter. The decrease in operating income was mainly due to the decrease in vehicle unit sales and the increase in expenses.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2019 and June 30, 2019

	Yen in millions
	March 31, 2019	June 30, 2019
Assets
Current assets:
Cash and cash equivalents	3,574,704	3,761,800
Time deposits	1,126,352	1,466,979
Marketable securities	1,127,160	971,958
Trade accounts and notes receivable, less allowance for doubtful accounts	2,372,734	2,234,909
Finance receivables, net	6,647,771	6,648,292
Other receivables	568,156	528,709
Inventories	2,656,396	2,738,140
Prepaid expenses and other current assets	805,964	935,748

Total current assets	18,879,237	19,286,535

Noncurrent finance receivables, net	10,281,118	10,265,912
Investments and other assets:
Marketable securities and other securities investments	7,479,926	7,095,229
Affiliated companies	3,313,723	3,288,535
Employees receivables	21,683	22,408
Other	1,275,768	1,618,292

Total investments and other assets	12,091,100	12,024,464

Property, plant and equipment:
Land	1,386,308	1,374,624
Buildings	4,802,175	4,773,122
Machinery and equipment	11,857,425	11,706,623
Vehicles and equipment on operating leases	6,139,163	5,968,646
Construction in progress	651,713	647,443

Total property, plant and equipment, at cost	24,836,784	24,470,458

Less – Accumulated depreciation	(14,151,290)	(13,929,933)

Total property, plant and equipment, net	10,685,494	10,540,525

Total assets	51,936,949	52,117,436

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2019 and June 30, 2019

	Yen in millions
	March 31, 2019	June 30, 2019
Liabilities
Current liabilities:
Short-term borrowings	5,344,973	5,297,509
Current portion of long-term debt	4,254,260	4,302,570
Accounts payable	2,645,984	2,464,104
Other payables	1,102,802	916,863
Accrued expenses	3,222,446	3,236,485
Income taxes payable	320,998	208,238
Other current liabilities	1,335,475	1,475,975

Total current liabilities	18,226,938	17,901,744

Long-term liabilities:
Long-term debt	10,550,945	10,549,161
Accrued pension and severance costs	963,406	967,683
Deferred income taxes	1,014,851	1,049,355
Other long-term liabilities	615,599	910,964

Total long-term liabilities	13,144,801	13,477,163

Total liabilities	31,371,739	31,378,907

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2019 and June 30, 2019 issued: 47,100,000 shares at March 31, 2019 and June 30, 2019	498,073	497,425

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2019 and June 30, 2019 issued: 3,262,997,492 shares at March 31, 2019 and June 30, 2019	397,050	397,050
Additional paid-in capital	487,162	488,077
Retained earnings	21,987,515	22,326,275
Accumulated other comprehensive income (loss)	(916,650)	(1,022,489)
Treasury stock, at cost, 430,558,325 shares at March 31, 2019 and 438,661,565 shares at June 30, 2019	(2,606,925)	(2,661,233)

Total Toyota Motor Corporation shareholders’ equity	19,348,152	19,527,680

Noncontrolling interests	718,985	713,424

Total shareholders’ equity	20,067,137	20,241,104

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	52,117,436

Note:	The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2019

Consolidated Statements of Income

	Yen in millions
	For the first quarter ended June 30, 2018	For the first quarter ended June 30, 2019
Net revenues:
Sales of products	6,853,963	7,103,793
Financing operations	508,770	542,298

Total net revenues	7,362,733	7,646,091

Costs and expenses:
Cost of products sold	5,639,996	5,869,652
Cost of financing operations	348,155	340,438
Selling, general and administrative	691,895	694,050

Total costs and expenses	6,680,046	6,904,140

Operating income	682,687	741,951

Other income (expense):
Interest and dividend income	87,888	74,391
Interest expense	(3,439)	(4,351)
Foreign exchange gain (loss), net	39,216	(58,008)
Unrealized gains (losses) on equity securities	35,033	90,771
Other income (loss), net	(27,521)	(3,004)

Total other income (expense)	131,177	99,799

Income before income taxes and equity in earnings of affiliated companies	813,864	841,750

Provision for income taxes	246,163	249,629
Equity in earnings of affiliated companies	116,535	109,553

Net income	684,236	701,674

Less – Net income attributable to noncontrolling interests	(26,930)	(18,700)

Net income attributable to Toyota Motor Corporation	657,306	682,974

Note:

Net income attributable to common shareholders for the first quarter ended June 30, 2019 and 2018 is 678,653 million yen and 653,609 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,321 million yen and 3,697 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	224.67	239.64

Diluted	222.33	237.22

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2019

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first quarter ended June 30, 2018	For the first quarter ended June 30, 2019
Net income	684,236	701,674
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	50,709	(143,006)
Unrealized gains (losses) on securities	84	40,453
Pension liability adjustments	7,445	(2,562)

Total other comprehensive income (loss)	58,238	(105,115)

Comprehensive income	742,474	596,559

Less – Comprehensive income attributable to noncontrolling interests	(22,836)	(19,424)

Comprehensive income attributable to Toyota Motor Corporation	719,638	577,135

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first quarter ended June 30, 2019

	Yen in millions
	For the first quarter ended June 30, 2018	For the first quarter ended June 30, 2019
Cash flows from operating activities:
Net income	684,236	701,674
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	413,454	398,352
Provision (reversal) for doubtful accounts and credit losses	12,131	18,384
Pension and severance costs, less payments	5,022	3,119
Losses on disposal of fixed assets	10,655	16,493
Unrealized losses (gains) on securities	(32,262)	(96,781)
Deferred income taxes	34,913	56,043
Equity in earnings of affiliated companies	(116,535)	(109,553)
Changes in operating assets and liabilities, and other	(187,598)	(79,361)

Net cash provided by operating activities	824,016	908,370

Cash flows from investing activities:
Additions to finance receivables	(3,957,951)	(4,204,465)
Collection of and proceeds from sales of finance receivables	3,669,804	3,848,016
Additions to fixed assets excluding equipment leased to others	(423,425)	(408,803)
Additions to equipment leased to others	(604,308)	(589,689)
Proceeds from sales of fixed assets excluding equipment leased to others	13,714	6,817
Proceeds from sales of equipment leased to others	337,641	365,785
Purchases of marketable securities and security investments	(669,345)	(292,512)
Proceeds from sales of and maturity of marketable securities and security investments	602,713	885,676
Changes in investments and other assets, and other	(11,470)	(341,897)

Net cash used in investing activities	(1,042,627)	(731,072)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,417,764	1,559,652
Payments of long-term debt	(907,349)	(1,183,674)
Increase in short-term borrowings	156,882	82,498
Dividends paid to Toyota Motor Corporation class shareholders	(3,721)	(4,969)
Dividends paid to Toyota Motor Corporation common shareholders	(349,191)	(339,893)
Dividends paid to noncontrolling interests	(28,520)	(18,660)
Reissuance (repurchase) of treasury stock	(128,861)	(54,308)

Net cash provided by financing activities	157,004	40,646

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	9,587	(33,972)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	(52,020)	183,972

Cash and cash equivalents and restricted cash and cash equivalents at beginning of period	3,219,639	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents at end of period	3,167,619	3,890,487

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the first quarter ended June 30, 2019 include restricted cash and cash equivalents of 131,811 million yen and 128,687 million yen at the beginning of the period and the end of the period, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the period ended June 30, 2019, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures for interim periods which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2019. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the result for that period and the financial condition at that date. The consolidated results for the three-month period are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

Adoption of new accounting standard

In February 2016, the Financial Accounting Standards Board (“FASB”) issued updated guidance for leases. This guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use asset and a lease liability. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2019 using the modified retrospective method of adoption and elected the transition method that allows for application of the standard at the adoption date. Additionally, Toyota elected the package of practical expedients of not reassessing lease classifications and others for lease contracts that expired or exist as of the adoption date. As a result of adoption, Toyota recognized an additional balance of ¥354,569 million as right-of-use assets as of June 30, 2019, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were ¥70,467 million and ¥283,897 million, respectively.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. Toyota adopted this guidance on April 1, 2019. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Change in depreciation method

Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because Toyota believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (“ASC”) 250 “Accounting Changes and Error Corrections.”

As a result of the change in depreciation method, depreciation expense for the first quarter ended June 30, 2019 decreased by ¥25,347 million. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the first quarter ended June 30, 2019 increased by ¥16,784 million and ¥5.93, respectively.

Recent pronouncements to be adopted in future periods -

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2018, the FASB issued updated guidance for fair value measurements. This guidance adds, removes and modifies fair value measurement disclosure requirements. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the potential impacts of this guidance on Toyota’s disclosures.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first quarter by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first quarter ended June 30, 2018 and 2019, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2019 and June 30, 2019:

	Yen in millions
	March 31, 2019	June 30, 2019
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	—
Investments and other assets - Other	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	74,971	49,807
Investments and other assets - Other	114,642	147,329

Total	189,613	197,136

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	10,720	18,251
Investments and other assets - Other	—	—

Total	10,720	18,251

Total derivative assets	200,333	215,387
Counterparty netting	(89,364)	(100,835)
Collateral received	(46,590)	(52,804)

Carrying value of derivative assets	64,379	61,748

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	—
Other long-term liabilities	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(28,911)	(44,093)
Other long-term liabilities	(189,157)	(216,809)

Total	(218,068)	(260,902)

Foreign exchange forward and option contracts
Other current liabilities	(13,847)	(7,722)
Other long-term liabilities	—	—

Total	(13,847)	(7,722)

Total derivative liabilities	(231,915)	(268,624)
Counterparty netting	89,364	100,835
Collateral posted	110,159	119,832

Carrying value of derivative liabilities	(32,392)	(47,957)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2019 and June 30, 2019:

	Yen in millions
	March 31, 2019		June 30, 2019
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	—	21,001,883	—	20,553,122
Foreign exchange forward and option contracts	—	4,005,578	—	3,448,907

Total	—	25,007,461	—	24,002,029

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first quarter ended June 30, 2018 and 2019:

	Yen in millions
	For the first quarter ended June 30, 2018		For the first quarter ended June 30, 2019
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(647)	629	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	8,193		(22,659)
Foreign exchange gain (loss), net	27,217		(19,705)
Foreign exchange forward and option contracts
Cost of financing operations	3,741		(4,880)
Foreign exchange gain (loss), net	(44,090)		25,037

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of June 30, 2019 is ¥6,015 million. The aggregate fair value amount of assets that are already posted as cash collateral as of June 30, 2019 is ¥111,251 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥6,015 million as of June 30, 2019.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2019 is ¥3,151,955 million. Liabilities for guarantees totaling ¥8,974 million have been provided as of June 30, 2019. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. Personal injury and wrongful death claims involving allegations of unintended acceleration are still pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. Toyota has reached a settlement with the plaintiffs in the United States economic loss class actions. The court approved the settlement on October 31, 2017, and the subsequent appeals have been withdrawn, making the settlement final. The economic loss class action lawsuits against Toyota have been dismissed. Toyota and other automakers have also been named in certain class actions filed in Mexico, Canada, Australia, Israel and Brazil, as well as some other actions by states or territories of the United States. Those actions have not been settled and are being litigated.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements of the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with the EPA and the Civil Division of the Southern District of New York (“SDNY”) on this reporting issue. These agencies have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first quarter ended June 30, 2018 and 2019.

Segment operating results -

For the first quarter ended June 30, 2018:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,624,656	508,770	229,307	—	7,362,733
Inter-segment sales and transfers	8,775	8,085	128,780	(145,640)	—

Total	6,633,431	516,855	358,087	(145,640)	7,362,733
Operating expenses	6,030,890	443,299	346,625	(140,768)	6,680,046

Operating income	602,541	73,556	11,462	(4,872)	682,687

For the first quarter ended June 30, 2019:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,873,790	542,298	230,003	—	7,646,091
Inter-segment sales and transfers	7,128	5,443	140,602	(153,173)	—

Total	6,880,918	547,741	370,605	(153,173)	7,646,091
Operating expenses	6,259,472	439,532	356,832	(151,696)	6,904,140

Operating income	621,446	108,209	13,773	(1,477)	741,951

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first quarter ended June 30, 2018:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,146,884	2,735,809	747,561	1,155,422	577,057	—	7,362,733
Inter-segment sales and transfers	1,718,608	55,292	38,338	160,854	21,401	(1,994,493)	—

Total	3,865,492	2,791,101	785,899	1,316,276	598,458	(1,994,493)	7,362,733
Operating expenses	3,469,512	2,727,553	762,813	1,169,944	555,203	(2,004,979)	6,680,046

Operating income	395,980	63,548	23,086	146,332	43,255	10,486	682,687

For the first quarter ended June 30, 2019:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,351,628	2,781,463	809,601	1,178,381	525,018	—	7,646,091
Inter-segment sales and transfers	1,826,931	52,129	52,534	135,943	25,017	(2,092,554)	—

Total	4,178,559	2,833,592	862,135	1,314,324	550,035	(2,092,554)	7,646,091
Operating expenses	3,741,722	2,714,609	824,341	1,203,335	527,209	(2,107,076)	6,904,140

Operating income	436,837	118,983	37,794	110,989	22,826	14,522	741,951

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at terms and conditions in the ordinary course of business. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first quarter ended June 30, 2018:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,755,383	713,192	1,276,994	984,103	5,729,672
Consolidated sales	—	—	—	—	7,362,733
Ratio of overseas sales to consolidated sales	37.4%	9.7%	17.3%	13.4%	77.8%

For the first quarter ended June 30, 2019:
	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,829,020	742,857	1,315,428	968,596	5,855,901
Consolidated sales	—	—	—	—	7,646,091
Ratio of overseas sales to consolidated sales	37.0%	9.7%	17.2%	12.7%	76.6%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Net revenues

(1)	Summary by business segments and products

The table below shows Toyota’s net revenues from external customers by business and by product category.

	Yen in millions
	For the first quarter ended June 30, 2018	For the first quarter ended June 30, 2019
Sales of products
Automotive
Vehicles	5,681,666	5,879,838
Parts and components for overseas production	138,740	165,293
Parts and components for after service	500,983	516,908
Other	303,267	311,751

Total automotive	6,624,656	6,873,790
All other	229,307	230,003

Total sales of products	6,853,963	7,103,793
Financial services	508,770	542,298

Total net revenues	7,362,733	7,646,091

The majority of sales of products are revenues recognized from contracts with customers based on ASC 606 “Revenue from Contracts with customers,” and receivables related to such revenues are recognized as “Trade accounts and notes receivable, less allowance for doubtful accounts.” For the first quarter ended June 30, 2019, ¥21,141 million of financial service revenues were accounted for under ASC 606 “Revenue from Contracts with customers.”

The breakdown of income from leases included in financial service revenues is as follows;

	Yen in millions
	For the first quarter ended June 30, 2018	For the first quarter ended June 30, 2019
Finance leases
Financial income related to net lease investment	21,542	23,697
Operating leases	254,445	263,357

Total	275,987	287,054

(2)	Contract liabilities

Contract liabilities consist of the following:

	Yen in millions
	March 31, 2019	June 30, 2019
Contract liabilities	675,018	720,980

Contract liabilities are mainly related to advances received from customers. On the consolidated financial statements, contract liabilities are included in “Other current liabilities” or “Other long-term liabilities.” For the three months period ended June 30, 2019, the amount of revenue recognized which was included in the contract liability balance as of April 1, 2019 was ¥147,336 million.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

(3)	Performance obligations

As of June 30, 2019, which is the end of the reporting period, the aggregate amount of transaction price allocated to unsatisfied performance obligations related to contracts that have original expected durations in excess of one year was ¥564,788 million.

The main contents of unsatisfied performance obligations related to contracts are insurance revenues and maintenance revenues.

For insurance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 3 to 120 months. As of June 30, 2019, the unsatisfied performance obligations related to insurance revenues was ¥211,592 million, and Toyota expects to recognize as revenue ¥48,206 million in fiscal 2020, and ¥163,386 million thereafter.

For maintenance revenues, Toyota receives payment agreed upon in the contract at the inception of the contract, and revenue is recognized over the term of the contract, which ranges from 18 to 84 months.

Unsatisfied performance obligations for sales of products related to contracts that have an original expected duration of one year or less have been excluded from this disclosure.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first quarter ended June 30, 2018 and 2019 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first quarter ended June 30, 2018
Net income attributable to Toyota Motor Corporation	657,306
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,485)

Basic net income attributable to Toyota Motor Corporation per common share	653,609	2,909,190	224.67
Effect of dilutive securities
Model AA Class Shares	3,697	47,100
Assumed exercise of dilutive stock options	(1)	132

Diluted net income attributable to Toyota Motor Corporation per common share	657,305	2,956,422	222.33

For the first quarter ended June 30, 2019
Net income attributable to Toyota Motor Corporation	682,974
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(3,109)

Basic net income attributable to Toyota Motor Corporation per common share	678,653	2,831,993	239.64
Effect of dilutive securities
Model AA Class Shares	4,321	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	682,974	2,879,093	237.22

On May 8, 2019, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥ 339,892 million, ¥120 per common share, to common shareholders effective on May 24, 2019.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2019 and June 30, 2019. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	249,193	594,200	—	843,393
Time deposits	—	520,000	—	520,000
Marketable securities and other securities investments
Public and corporate bonds	4,378,543	1,452,475	15,171	5,846,189
Common stocks	2,154,951	—	—	2,154,951
Other	189,389	6,007	—	195,396
Investments measured at net asset value	—	—	—	98,451
Derivative financial instruments	—	200,256	77	200,333

Total	6,972,076	2,772,938	15,248	9,858,713

Liabilities
Derivative financial instruments	—	(231,915)	—	(231,915)

Total	—	(231,915)	—	(231,915)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	June 30, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	562,838	568,300	—	1,131,138
Time deposits	—	520,000	—	520,000
Marketable securities and other securities investments
Public and corporate bonds	3,711,635	1,456,693	16,230	5,184,558
Common stocks	2,302,890	—	—	2,302,890
Other	190,414	35,509	—	225,923
Investments measured at net asset value	—	—	—	98,552
Derivative financial instruments	—	215,387	—	215,387

Total	6,767,777	2,795,889	16,230	9,678,448

Liabilities
Derivative financial instruments	—	(268,624)	—	(268,624)

Total	—	(268,624)	—	(268,624)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds. Japanese bonds and foreign bonds including U.S., European and other bonds represent 17% and 83% (as of March 31, 2019) and 19% and 81% (as of June 30, 2019) of public and corporate bonds, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2018 and 2019 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2018 and 2019 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first quarter ended June 30, 2018
Balance at March 31, 2018	(679,085)	1,329,584	(214,800)	435,699
Effect of change in accounting policy	105	(1,125,109)	—	(1,125,004)
Other comprehensive income (loss) before reclassifications	50,709	1,038	5,628	57,375
Reclassifications	—	(954)	1,817	863

Other comprehensive income (loss), net of tax	50,709	84	7,445	58,238
Less – Other comprehensive income attributable to noncontrolling interests	4,298	8	(212)	4,094

Balance at June 30, 2018	(623,973)	204,567	(207,567)	(626,973)

For the first quarter ended June 30, 2019
Balance at March 31, 2019	(649,532)	(1,252)	(265,866)	(916,650)
Other comprehensive income (loss) before reclassifications	(143,006)	35,944	(4,330)	(111,392)
Reclassifications	—	4,509	1,768	6,277

Other comprehensive income (loss), net of tax	(143,006)	40,453	(2,562)	(105,115)
Less – Other comprehensive income attributable to noncontrolling interests	(588)	7	(143)	(724)

Balance at June 30, 2019	(793,126)	39,208	(268,571)	(1,022,489)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first quarter ended June 30, 2018	For the first quarter ended June 30, 2019	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	2	9	Financing operations
	(2,565)	8,823	Foreign exchange gain (loss), net
	1,181	(2,309)	Other income (loss), net

	(1,382)	6,523	Income before income taxes and equity in earnings of affiliated companies
	428	(2,015)	Provision for income taxes
	0	1	Equity in earnings of affiliated companies

	(954)	4,509	Net income

Pension liability adjustments:
Recognized net actuarial loss	3,402	3,337	*1
Amortization of prior service costs	(879)	(852)	*1

	2,523	2,485	Income before income taxes and equity in earnings of affiliated companies
	(706)	(717)	Provision for income taxes

	1,817	1,768	Net income

Total reclassifications, net of tax	863	6,277

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.